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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Major                                John
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

9360 Towne Centre Drive, Suite 110
--------------------------------------------------------------------------------
                                    (Street)

San Diego                             CA                 92121
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Novatel Wireless, Inc. (NVTLD)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     October 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Chairman and Chief Executive Officer
     -------------------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share                                                                                 25,813(1)      D
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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-             3A.      4.      Securities    Date              Securities        Price   Owned     ity:     In-
             cise              Deemed   Trans-  Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price    3.       Execut-  action  or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of       Trans-   ion      Code    of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-   action   Date if  (Instr. (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative    Date     any      8)      4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-   (mm/dd/  (mm/dd/  ------  ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      yy)      yy)      Code V   (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Incentive
Stock Option
Grant (Right $75.00                                                             Common    4,799   $75.00
to Buy)        (1)    7/24/00  7/24/00                        7/24/01  7/24/10  Stock      (1)      (1)             D
------------------------------------------------------------------------------------------------------------------------------------
Non-Quali-
fied Stock
Option Grant
(Right to    $75.00                                                             Common    197,636 $75.00
Buy)           (1)    7/24/00  7/24/00                        7/24/01  7/24/10  Stock      (1)      (1)             D
------------------------------------------------------------------------------------------------------------------------------------
Warrants
(Right to    $18.00                                                             Common    6,493   $18.00
Buy)           (1)    12/21/01 12/21/01                       (2)      12/21/05 Stock      (1)      (1)             D
------------------------------------------------------------------------------------------------------------------------------------
Incentive
Stock Option
Grant (Right $16.80                                                             Common    8,768   $16.80
to Buy)        (1)    1/30/02  1/30/02                        1/30/03  1/30/12  Stock      (1)      (1)             D
------------------------------------------------------------------------------------------------------------------------------------
Non-Quali-
fied Stock
Option Grant
(Right to    $16.80                                                             Common    57,898  $16.80
Buy)           (1)    1/30/02  1/30/02                        1/30/03  1/30/12  Stock      (1)      (1)             D
------------------------------------------------------------------------------------------------------------------------------------
Non-Quali-
fied Stock
Option Grant
(Right to                                                                       Common    115,714 $2.23
Buy)         $2.23(3) 10/31/02 10/31/02 J(3)     A            4/30/03  10/31/12 Stock      (3)     (3)    391,308   D
====================================================================================================================================

Explanation of Responses:

(1) Effective as of October 29, 2002, Novatel Wireless, Inc. (the "Company") effected a combination of all the issued and outstanding shares of its common stock, $0.001 par value per share, in a ratio of 1 share for every 15 shares surrendered (hereinafter, the "Reverse Split"). Further information about the Reverse Split may be found in the Company's filing on Form 8-K made with the SEC on October 22, 2002. All the share and option amounts contained in this filing on Form 4 accordingly reflect the effectiveness of the Reverse Split.

(2)  Warrants issued in December 2001 and are currently exercisable.

(3) Pursuant to the Company's Amended and Restated 2000 Employee Stock Incentive Plan (the "Option Plan"), the Compensation Committee of the Company's Board of Directors authorized and approved, effective following the close of business on October 31, 2002, the issuance, to all Company employees, of options to purchase shares of common stock, in each case at an exercise price of $2.23 per share. The options subject to such grants shall become vested and immediately exercisable on the sixth month anniversary of the grant, subject to the other terms and conditions of the Option Plan.


/s/ Patrick T. Waters, Attorney-in-Fact                     November 4, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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